MEMORANDUM

TO: Tide Pool Ventures Corporation

FROM: Fernhill Corp.

DATE: June 8, 2017

RE: Disbursement of Funds

Pursuant to that certain Note Purchase Agreement between the parties listed above dated June 8, 2017, a disbursement of funds will take place in the amount and manner described below:

Please disburse to:	Fernhill Corp.
Amount to disburse:	$17,500
Form of distribution	Wire
Name	Fernhill Corp.
Address	13771 N. Fountain Hills BLVD #114 – STE 317 Fountain Hills, AZ 85268
Wire Instructions:	**ACCOUNT:** Bank: US Bank ABA Routing Number: 122105155 Account Number: 151706410462 SWIFT Code: USBKUS44IMT Account Name: Fernhill Corporation Phone: (480)284-9206
Amount to disburse:	$17,500.00
Form of distribution	wire
Name	Ferhill Corporation
Address	13771 N. Fountain Hills BLVD #114 – STE 317 Fountain Hills, AZ 85268
Wire Instructions:	**ACCOUNT:** ABA - 122105155 A/C - 151706410462

TOTAL: $17,500



By: _____   Dated: June 8, 2017
Name: Adam Kovacevic

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (this "**Agreement**"), dated as of June 8, 2017, by and between Fernhill Corp., a Nevada corporation, (the "**Company**") and Tide Pool Venture Corporation, a California corporation, with its address at 716 Yarmouth Road Suite 210, Palos Verdes Estates, CA 90274 (the "**Investor**").

WHEREAS:

A. The Company and the Investor are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the rules and regulations as promulgated by the United States Securities and Exchange Commission (the "**SEC**") under the Securities Act of 1933, as amended (the "**1933 Act**"); and

B. Investor desires to purchase and the Company desires to issue and sell, upon the terms and conditions set forth in this Agreement a 10.0% convertible note of the Company, in the form attached hereto as **Exhibit "A"**, in the principal amount of Seventeen Thousand Five Hundred Dollars ($17,500.00) (together with any note(s) issued in replacement thereof or as a dividend thereon or otherwise with respect thereto in accordance with the terms thereof, (the "**Note**"), convertible into shares of common stock, par value $0.0001 per share, of the Company (the "**Common Stock**"), upon the terms and subject to the limitations and conditions set forth in such Note, **(the Note, the "Closing Securities" or the "Securities").**

Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Note.

NOW THEREFORE, the Company and the Investor hereby agree as follows:

1. **PURCHASE AND SALE OF NOTE.**

      a. **Purchase of Closing Securities.** On the Closing Date (as defined below), the Company shall issue and sell to the Investor and the Investor agrees to purchase from the Company, the Closing Securities in exchange for a cash payment by Investor of Seventeen Thousand Five Hundred Dollars ($17,500.00).

      b. **Form of Payment**. On the Closing Date (as defined below), (i) the Investor shall pay the Purchase Price by wire transfer of immediately available funds to the Company, in accordance with the Company's written wiring instructions, against delivery of the Note in the principal amount equal to the Purchase Price, and (ii) the Company shall deliver this Agreement and the Note duly executed on behalf of the Company, to the Investor, against delivery of such Purchase Price.

  c.   <u>Closing Date</u>. Subject to the satisfaction (or written waiver) of the conditions thereto set forth in Section 6 and Section 7 below, the date and time of the issuance and sale of the Note pursuant to this Agreement (the "**Closing Date**") shall be 5:00 pm, Pacific Standard Time on June 8, 2017, or such other mutually agreed upon time. The closing of the transactions contemplated by this Agreement (the "**Closing**") shall occur on the Closing Date at such location as may be agreed to by the parties.

  2.   **INVESTOR'S REPRESENTATIONS AND WARRANTIES**. The Investor represents and warrants to the Company that:

  a.   **Investment Purpose**. As of the date hereof, the Investor is purchasing the Closing Securities and the shares of Common Stock issuable upon conversion or otherwise pursuant to the Note (including, without limitation, such additional shares of Common Stock, if any, as are issuable (i) on account of interest on the Note, (ii) as a result of the events described in Section 2.8 of the Note or (iii) in payment of the Standard Liquidated Damages Amount (as defined in Section 2(f) below) pursuant to this Agreement, such shares of Common Stock being collectively referred to herein as the "**Conversion Shares**" for its own account and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the 1933 Act; <u>provided</u>, <u>however</u>, that by making the representations herein, the Investor does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

  b.   **Accredited Investor Status**. The Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D (an "**Accredited Investor**").

  c.   **Reliance on Exemptions**. The Investor understands that the Securities are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Investor's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.

  d.   **Information**. The Investor and its advisors, if any, have been, and for so long as the Closing Securities remain outstanding will continue to be, furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Closing Securities which have been requested by the Investor or its advisors. The Investor and its advisors, if any, have been, and for so long as the Closing Securities remain outstanding will continue to be, afforded the opportunity to ask questions of the Company. Notwithstanding the foregoing, the Company has not disclosed to the Investor any material nonpublic information and will not disclose such information unless such information is disclosed to the public prior to or promptly following such disclosure to the Investor. Neither such inquiries nor any other due diligence investigation conducted by Investor or any of its advisors or representatives shall modify, amend or affect Investor's right to rely on the Company's representations and warranties contained in Section 3 below. The Investor understands that its investment in the Securities involves a significant degree of risk. The Investor is not aware of any facts that may constitute a breach of any of the Company's representations and warranties made herein.

e. **Governmental Review**. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Securities.

f. **Transfer or Re-sale**. The Investor understands that (i) the sale or re-sale of the Securities has not been and is not being registered under the 1933 Act or any applicable state securities laws, and the Securities may not be transferred unless (a) the Securities are sold pursuant to an effective registration statement under the 1933 Act, (b) the Company shall receive an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be accepted by the Company, (c) the Securities are sold or transferred to an "affiliate" (as defined in Rule 144 promulgated under the 1933 Act (or a successor rule) ("**Rule 144**")) of the Investor who agrees to sell or otherwise transfer the Securities only in accordance with this Section 2(f) and who is an Accredited Investor, (d) the Securities are sold pursuant to Rule 144, or (e) the Securities are sold pursuant to Regulation S under the 1933 Act (or a successor rule) ("**Regulation S**"), and the Company shall have received an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in corporate transactions, which opinion shall be accepted by the Company; (ii) any sale of such Securities made in reliance on Rule 144 may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any re-sale of such Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. Notwithstanding the foregoing or anything else contained herein to the contrary, the Securities may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

g. **Legends**. The Investor understands that the Securities, until such time as the Conversion Shares have been registered under the 1933 Act or otherwise may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Conversion Shares may bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of the certificates for such Securities):

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended. The securities may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under said Act, or an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, that registration is not required under said Act or unless sold pursuant to Rule 144 or Regulation S under said Act."

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of any Security upon which it is stamped, if, unless otherwise required by applicable state securities laws, (a) such Security is registered for sale under an effective registration statement filed under the 1933 Act or otherwise may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, or (b) the Company is provided with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Security may be made without registration under the 1933 Act, which opinion shall be accepted by the Company so that the sale or transfer is effected. The Investor agrees to sell all Securities, including those represented by a certificate(s) from which the legend has been removed, in compliance with applicable prospectus delivery requirements, in any.

h. **Authorization; Enforcement**. This Agreement has been duly and validly authorized. This Agreement has been duly executed and delivered on behalf of the Investor, and this Agreement constitutes a valid and binding agreement of the Investor enforceable in accordance with its terms.

i. **Residency**. The Investor is a resident of the jurisdiction set forth in Section 8(f) herein.

3. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company represents and warrants to the Investor that:

a. **Organization and Qualification**. The Company and each of its Subsidiaries (as defined below), if any, is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, with full power and authority (corporate and other) to own, lease, use and operate its properties and to carry on its business as and where now owned, leased, used, operated and conducted. The Company and each of its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership or use of property or the nature of the business conducted by it makes such qualification necessary except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. "**Material Adverse Effect**" means any material and adverse effect on the business, operations, assets, financial condition or prospects of the Company and the Subsidiaries, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements or instruments to be entered into in connection herewith. "**Subsidiaries**" means any corporation or other organization, whether incorporated or unincorporated, in which the Company owns, directly or indirectly, any equity or other ownership interest.

      b.   **Authorization; Enforcement**. (i) The Company has all requisite corporate power and authority to enter into and perform this Agreement and the Securities to consummate the transactions contemplated hereby and thereby and to issue the Securities, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and the Note by the Company and the consummation by it of the transactions contemplated hereby and thereby (including without limitation, the issuance of the Note, and the issuance and reservation for issuance of the Conversion Shares issuable upon conversion or exercise thereof) have been duly authorized by the Company's Board of Directors and no further consent or authorization of the Company, its Board of Directors, or its shareholders is required, (iii) this Agreement has been duly executed and delivered by the Company by its authorized representative, and such authorized representative is the true and official representative with authority to sign this Agreement and the other documents executed in connection herewith and bind the Company accordingly, and (iv) this Agreement constitutes, and upon execution and delivery by the Company of the Note, will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with their terms.

      c.   **Capitalization**. As of the date hereof, the authorized capital stock of the Company consists of (i) 2,000,000,000 shares of Common Stock, of which _____ shares are issued and outstanding, 0 shares are reserved for issuance pursuant to the Company's stock option plans, _____ shares are reserved for issuance pursuant to securities (other than the Note) exercisable for, or convertible into or exchangeable for shares of Common Stock and, 175,000,000 shares are reserved for issuance upon conversion of the Note in the amount of $17,500 which the Investor acquired simultaneously with this transaction from a non-affiliate creditor of the Company (subject to adjustment pursuant to the Company's covenant set forth in Section 4(h) below); and (ii) _____ shares of preferred stock of which 0 shares are issued and outstanding. All of such outstanding shares of capital stock are, or upon issuance will be, duly authorized, validly issued, fully paid and nonassessable. No shares of capital stock of the Company are subject to preemptive rights or any other similar rights of the shareholders of the Company or any liens or encumbrances imposed through the actions or failure to act of the Company. Except as disclosed in **Schedule 3(c)**, as of the effective date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe for, puts, calls, rights of first refusal, agreements, understandings, claims or other commitments or rights of any character whatsoever relating to, or securities or rights convertible into or exchangeable for any shares of capital stock of the Company or any of its Subsidiaries, or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries, (ii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of its or their securities under the 1933 Act and (iii) there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) that will be triggered by the issuance of the Notes. The Company has furnished to the Investor true and correct copies of the Company's Certificate of Incorporation as in effect on the date hereof ("**Certificate of Incorporation**"), the Company's By-laws, as in effect on the date hereof (the "**By-laws**"), and the terms of all securities convertible into or exercisable for Common Stock of the Company and the material rights of the holders thereof in respect thereto. The Company shall provide the Investor with a written update of this representation signed by the Company's Chief Executive or Chief Financial Officer on behalf of the Company as of the Closing Date.

        d.   **Issuance of Shares**. The Conversion Shares are duly authorized and reserved for issuance and, upon conversion of the Note, in accordance with its terms, will be validly issued, fully paid and non-assessable, and free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Company and will not impose personal liability upon the holder thereof.

        e.   **Acknowledgment of Dilution**. The Company understands and acknowledges the potentially dilutive effect to the Common Stock upon the issuance of the Conversion Shares upon conversion of the Note. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Note in accordance with this Agreement, the Note is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

        f.   **No Conflicts**. The execution, delivery and performance of this Agreement and the Note by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance and reservation for issuance of the Conversion Shares) will not (i) conflict with or result in a violation of any provision of the Certificate of Incorporation or By-laws or (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both could become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, patent, patent license or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and regulations of any self-regulatory organizations to which the Company or its securities are subject) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). Neither the Company nor any of its Subsidiaries is in violation of its Certificate of Incorporation, By-laws or other organizational documents and neither the Company nor any of its Subsidiaries is in default (and no event has occurred which with notice or lapse of time or both could put the Company or any of its Subsidiaries in default) under, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party or by which any property or assets of the Company or any of its Subsidiaries is bound or affected, except for possible defaults as would not, individually or in the aggregate, have a Material Adverse Effect. The businesses of the Company and its Subsidiaries, if any, are not being conducted, and shall not be conducted so long as a Investor owns any of the Securities, in violation of any law, ordinance or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the 1933 Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency, regulatory agency, self-regulatory organization or stock market or any third party in order for it to execute, deliver or perform any of its obligations under this Agreement or the Note in accordance with the terms hereof or thereof or to issue and sell the Note in accordance with the terms hereof and to issue the Conversion Shares upon conversion of the Note. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company is not in violation of the quotation requirements of the OTCQB and does not reasonably anticipate that the Common Stock will be delisted by the OTCQB in the foreseeable future. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

g. **SEC Documents; Financial Statements**. The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "**1934 Act**") and the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents (other than exhibits to such documents) incorporated by reference therein, being hereinafter referred to herein as the "**SEC Documents**"). The Company has delivered to the Investor true and complete copies of the SEC Documents, except for such exhibits and incorporated documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the statements made in any such SEC Documents is, or has been, required to be amended or updated under applicable law (except for such statements as have been amended or updated in subsequent filings prior the date hereof). As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). Except as set forth in the financial statements of the Company included in the SEC Documents, the Company has no liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to September 30, 2012 and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such financial statements, which, individually or in the aggregate, are not material to the financial condition or operating results of the Company.

h. **Absence of Certain Changes**. Since September 30, 2013, there has been no material adverse change and no material adverse development in the assets, liabilities, business, properties, operations, financial condition, and results of operations or prospects of the Company or any of its Subsidiaries.

i. **Absence of Litigation**. There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company or any of its Subsidiaries, or their officers or directors in their capacity as such, that could have a Material Adverse Effect. The Company and its Subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

> **j.** **Patents, Copyrights, etc**. The Company and each of its Subsidiaries owns or possesses the requisite licenses or rights to use all patents, patent applications, patent rights, inventions, know-how, trade secrets, trademarks, trademark applications, service marks, service names, trade names and copyrights ("**Intellectual Property**") necessary to enable it to conduct its business as now operated and as presently contemplated to be operated in the future; there is no claim or action by any person pertaining to, or proceeding pending, or to the Company's knowledge threatened, which challenges the right of the Company or of a Subsidiary with respect to any Intellectual Property necessary to enable it to conduct its business as now operated and as presently contemplated to be operated in the future; to the best of the Company's knowledge, the Company's or its Subsidiaries' current and intended products, services and processes do not infringe on any Intellectual Property or other rights held by any person; and the Company is unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and each of its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their Intellectual Property.

> **k.** **No Materially Adverse Contracts, Etc**.
Neither the Company

nor any of its Subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to any contract or agreement which in the judgment of the Company's officers has or is expected to have a Material Adverse Effect.

> **l.** **Tax Status**. The Company and each of its
Subsidiaries has made

or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) and has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim. The Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, state or local tax. None of the Company's tax returns is presently being audited by any taxing authority.

m. **Certain Transactions**. Except for arm's length transactions pursuant to which the Company or any of its Subsidiaries makes payments in the ordinary course of business upon terms no less favorable than the Company or any of its Subsidiaries could obtain from third parties and other than the grant of stock options disclosed in the Company's SEC filings, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

n. **Disclosure**. All information relating to or concerning the Company or any of its Subsidiaries set forth in this Agreement and provided to the Investor pursuant to Section 2(d) hereof and otherwise in connection with the transactions contemplated hereby is true and correct in all material respects and the Company has not omitted to state any material fact necessary in order to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed (assuming for this purpose that the Company's reports filed under the 1934 Act are being incorporated into an effective registration statement filed by the Company under the 1933 Act).

o. **Acknowledgment Regarding Investor's Purchase of Securities**. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any statement made by the Investor or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation and is merely incidental to the Investor's purchase of the Securities. The Company further represents to the Investor that the Company's decision to enter into this Agreement has been based solely on the independent evaluation of the Company and its representatives.

    p.   **No Integrated Offering**. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the 1933 Act of the issuance of the Securities to the Investor. The issuance of the Securities to the Investor will not be integrated with any other issuance of the Company's securities (past, current or future) for purposes of any shareholder approval provisions applicable to the Company or its securities.

    q.   **No Brokers**. The Company has taken no action which would give rise to any claim by any person for brokerage commissions, transaction fees or similar payments relating to this Agreement or the transactions contemplated hereby.

    r.   **Permits; Compliance**. The Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "**Company Permits**"), and there is no action pending or, to the knowledge of the Company, threatened regarding suspension or cancellation of any of the Company Permits. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, any of the Company Permits, except for any such conflicts, defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Since July 21, 2014, neither the Company nor any of its Subsidiaries has received any notification with respect to possible conflicts, defaults or violations of applicable laws, except for notices relating to possible conflicts, defaults or violations, which conflicts, defaults or violations would not have a Material Adverse Effect.

    s.   **Environmental Matters**.

    (i)   There are, to the Company's knowledge, with respect to the Company or any of its Subsidiaries or any predecessor of the Company, no past or present violations of Environmental Laws (as defined below), releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any common law environmental liability or any liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar federal, state, local or foreign laws and neither the Company nor any of its Subsidiaries has received any notice with respect to any of the foregoing, nor is any action pending or, to the Company's knowledge, threatened in connection with any of the foregoing. The term "**Environmental Laws**" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants contaminants, or toxic or hazardous substances or wastes (collectively, "**Hazardous Materials**") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(ii) Other than those that are or were stored, used or disposed of in compliance with applicable law, no Hazardous Materials are contained on or about any real property currently owned, leased or used by the Company or any of its Subsidiaries, and no Hazardous Materials were released on or about any real property previously owned, leased or used by the Company or any of its Subsidiaries during the period the property was owned, leased or used by the Company or any of its Subsidiaries, except in the normal course of the Company's or any of its Subsidiaries' business.

(iii) There are no underground storage tanks on or under any real property owned, leased or used by the Company or any of its Subsidiaries that are not in compliance with applicable law.

t. **Title to Property**. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Company's SEC filings or such as would not have a Material Adverse Effect. Any real property and facilities held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not have a Material Adverse Effect.

u. **Insurance**. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect. Upon written request the Company will provide to Investor true and correct copies of all policies relating to directors' and officers' liability coverage, errors and omissions coverage, and commercial general liability coverage.

v. **Internal Accounting Controls**. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company's board of directors, to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

w. **Foreign Corrupt Practices**. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other person acting on behalf of the Company or any Subsidiary has, in the course of his actions for, or on behalf of, the Company, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

x. **Solvency**. The Company (after giving effect to the transactions contemplated by this Agreement) is solvent (i.e., its assets have a fair market value in excess of the amount required to pay its probable liabilities on its existing debts as they become absolute and matured) and currently the Company has no information that would lead it to reasonably conclude that the Company would not, after giving effect to the transaction contemplated by this Agreement, have the ability to, nor does it intend to take any action that would impair its ability to, pay its debts from time to time incurred in connection therewith as such debts mature. The Company did not receive a qualified opinion from its auditors with respect to its most recent fiscal year end and, after giving effect to the transactions contemplated by this Agreement, does not anticipate or know of any basis upon which its auditors might issue a qualified opinion in respect of its current fiscal year.

y. **No Investment Company**. The Company is not, and upon the issuance and sale of the Securities as contemplated by this Agreement will not be an "investment company" required to be registered under the Investment Company Act of 1940 (an **"Investment Company"**). The Company is not controlled by an Investment Company.

z. **Breach of Representations and Warranties by the Company**. If the Company breaches any of the representations or warranties set forth in this Section 3, and in addition to any other remedies available to the Investor pursuant to this Agreement, it will be considered an event of Default under Section 3.4 of the Note.

4. **COVENANTS**.

a. **Best Efforts**. The parties shall use their best efforts to satisfy timely each of the conditions described in Section 6 and 7 of this Agreement.

b. **Use of Proceeds**. The Company shall use the net proceeds from the sale of the Note for general working capital purposes.

c. **Form D; Blue Sky Laws**. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to the Investor promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary to qualify the Securities for sale to the Investor at the applicable closing pursuant to this Agreement under applicable securities or "blue sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Investor on or prior to the Closing Date.

d. **Expenses**. At the Closing, the Company shall reimburse the Investor for expenses incurred by them in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the other agreements to be executed in connection herewith ("Documents"), including, without limitation, attorneys' and consultants' fees and expenses, transfer agent fees, fees for stock quotation services, fees relating to any amendments or modifications of the Documents or any consents or waivers of provisions in the Documents, fees for the preparation of opinions of counsel, escrow fees, and costs of restructuring the transactions contemplated by the Documents. When possible, the Company must pay these fees directly, otherwise the Company must make immediate payment for reimbursement to the Investor for all fees and expenses immediately upon written notice by the Investor or the submission of an invoice by the Investor. The Company's obligation with respect to this transaction is to reimburse Investor's expense, which shall be $750.00.

    e.   **Authorization and Reservation of Shares**. **Authorization and Reservation of Shares**. The Company shall at all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the full conversion of the outstanding Note and issuance of the Conversion Shares in connection therewith (based on the Conversion Price of the Note in effect from time to time) and as otherwise required by the Note. The Company shall not reduce the number of shares of Common Stock reserved for issuance upon conversion of the Note without the consent of the Investor. The Company shall at all times maintain the number of shares of Common Stock so reserved for issuance at an amount of 175,000,000 shares ("**Reserved Amount**") which is equal to no less than two (2) times the number that is then actually issuable upon full conversion of the Note and Additional Note(s) (based on the Conversion Price of the Note). If at any time the number of shares of Common Stock authorized and reserved for issuance ("**Authorized and Reserved Shares**") is below the Reserved Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company's obligations herein, in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Reserved Amount.

    f.   **Listing**. The Company shall promptly secure the listing or quotation, as the case may be, of the Conversion Shares upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed or quoted, as the case may be, (subject to official notice of issuance) and, so long as the Investor owns any of the Securities, shall maintain, so long as any other shares of Common Stock shall be so listed or quoted, as the case may be, such listing or quotation, as the case may be, of all Conversion Shares from time to time issuable upon conversion of the Notes. The Company will obtain and, so long as the Investor owns any of the Securities, maintain the listing or quotation, as the case may be, and trading of its Common Stock on the OTCQB or any equivalent replacement exchange, the Nasdaq National Market ("**Nasdaq**"), the Nasdaq SmallCap Market ("**Nasdaq SmallCap**"), the New York Stock Exchange ("**NYSE**"), or the American Stock Exchange ("**AMEX**") and will comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of the Financial Industry Regulatory Authority ("**FINRA**") and such exchanges, as applicable. The Company shall promptly provide to the

Investor copies of any notices it receives from the OTCQB and any other exchanges or quotation systems on which the Common Stock is then listed or quoted, as the case may be, regarding the continued eligibility of the Common Stock for listing or quotation, as the case may be, on such exchanges and quotation systems.

g. **Corporate Existence**. So long as an Investor beneficially owns the Note, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company's assets, except in the event of a merger or consolidation or sale of all or substantially all of the Company's assets, where the surviving or successor entity in such transaction (i) assumes the Company's obligations hereunder and under the agreements and instruments entered into in connection herewith and (ii) is a publicly traded corporation whose Common Stock is listed for trading on the OTCQB, Nasdaq, Nasdaq SmallCap, NYSE or AMEX.

h. **No Integration**. The Company shall not make any offers or sales of any security (other than the Securities) under circumstances that would require registration of the Securities being offered or sold hereunder under the 1933 Act or cause the offering of the Securities to be integrated with any other offering of securities by the Company for the purpose of any stockholder approval provision applicable to the Company or its securities.

i. **Failure to Comply with the 1934 Act**. So long as the Investor beneficially owns any of the Notes, the Company shall comply with the reporting requirements of the 1934 Act; and the Company shall continue to be subject to the reporting requirements of the 1934 Act.

j. **Breach of Covenants**. If the Company breaches any of the covenants set forth in this Section 4, and in addition to any other remedies available to the Investor pursuant to this Agreement, it will be considered an Event of Default pursuant to Section 3.4 of the Note.

5. **TRANSFER AGENT INSTRUCTIONS**. The Company shall issue irrevocable instructions to its transfer agent to issue certificates, registered in the name of the Investor or its nominee, for the Conversion Shares in such amounts as specified from time to time by the Investor to the Company upon conversion of the Note, in accordance with the terms thereof (the "**Irrevocable Transfer Agent Instructions**"). In the event that the Company proposes to replace its transfer agent, the Company shall provide, prior to the effective date of such replacement, a fully execute Irrevocable Transfer Agent Instruction in a form as initially delivered pursuant to this Agreement signed by the successor transfer agent to the Investor. Prior to registration of the Conversion Shares under the 1933 Act or the date on which the Conversion Shares may be sold pursuant to Rule 144 without any restriction as to the number of Securities as of a particular date that can then be immediately sold, all such certificates shall bear the restrictive legend specified in Section 2(g) of this Agreement. The Company warrants that (i) no

instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5, and stop transfer instructions to give effect to Section 2(f) hereof (in the case of the Conversion Shares, prior to registration of the Conversion Shares under the 1933 Act or the date on which the Conversion Shares may be sold pursuant to Rule 144 without any restriction as to the number of Securities as of a particular date that can then be immediately sold), will be given by the Company to its transfer agent and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the Note; (ii) it will not direct its transfer agent not to transfer or delay, impair, and/or hinder its transfer agent in transferring (or issuing)(electronically or in certificated form) any certificate for Conversion Shares to be issued to the Investor upon conversion of or otherwise pursuant to the Securities as and when required by the Securities or this Agreement; and (iii) it will not fail to remove (or direct its transfer agent not to remove or impair, delay, and/or hinder its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof). Nothing in this Section shall affect in any way the Investor's obligations and agreement set forth in Section 2(g) hereof to comply with all applicable prospectus delivery requirements, if any, upon re-sale of the Securities. If an Investor provides the Company with (i) an opinion of counsel in form, substance and scope customary for opinions in comparable transactions, to the effect that a public sale or transfer of such Securities may be made without registration under the 1933 Act and such sale or transfer is effected or (ii) the Investor provides reasonable assurances that the Securities can be sold pursuant to Rule 144, the Company shall permit the transfer, and, in the case of the Conversion Shares , promptly instruct its transfer agent to issue one or more certificates, free from restrictive legend, in such name and in such denominations as specified by the Investor. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investor, by vitiating the intent and purpose of the transactions contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5 may be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section, that the Investor shall be entitled, in addition to all other available remedies, to an injunction restraining any breach and requiring immediate transfer, without the necessity of showing economic loss and without any bond or other security being required.

6. **CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL**.
The obligation of the Company hereunder to issue and sell the Securities to a Investor at the Closing is subject to the satisfaction, at or before the Closing Date of each of the following conditions thereto, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion:

a.   The Investor shall have executed this Agreement and delivered the same to the Company.

b.   The Investor shall have delivered the Purchase Price in accordance with Section 1(b) above.

c.   The representations and warranties of the Investor shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to the Closing Date.

d.   No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

7.   **CONDITIONS TO THE INVESTOR'S OBLIGATION TO PURCHASE**. The obligation of the Investor hereunder to purchase the Notes at the Closing is subject to the satisfaction, at or before the Closing Date of each of the following conditions, provided that these conditions are for the Investor's sole benefit and may be waived by the Investor at any time in its sole discretion:

a.   The Company shall have executed this Agreement and delivered the same to the Investor.

b.   The Company shall have delivered to the Investor a duly executed Note, in accordance with Section 1(b) above.

c.   The Irrevocable Transfer Agent Instructions, in form and substance satisfactory to the Investor, shall have been delivered to and acknowledged in writing by the Company's Transfer Agent.

d.   The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at such time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date. The Investor shall have received a certificate or certificates, executed by the chief executive officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Investor including, but not limited to certificates with respect to the Company's Certificate of Incorporation, By-laws and Board of Directors' resolutions relating to the transactions contemplated hereby.

e. No litigation, statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of any of the transactions contemplated by this Agreement.

f. No event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company; including, without limitation, a change in the 1934 Act reporting status of the Company or the failure of the Company to be timely in it's 1934 Act reporting obligations.

g. The Conversion Shares shall have been authorized for quotation on the OTCQB and trading in the Common Stock on the OTCQB shall not have been suspended by the SEC or the OTCQB.

h. The Investor shall have received an officer's certificate described in Section 3(c) above, dated as of the Closing Date.

8. **GOVERNING LAW; MISCELLANEOUS**.

   a. **Governing Law**. THIS AGREEMENT SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN LOS ANGELES, CALIFORNIA WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS AGREEMENT, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING

UNDER THIS AGREEMENT SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE.

      b.   **Counterparts; Signatures by Facsimile**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

      c.   **Headings**. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

      d.   **Severability**. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

      e.   **Entire Agreement; Amendments**. This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

      f.   **Notices**. Any notices required or permitted to be given under the terms of this Agreement shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier (including a recognized overnight delivery service) or by facsimile and shall be effective five (5) days after being placed in the mail, if mailed by regular United States mail, or upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or by facsimile, in each case addressed to a party. The addresses for such communications shall be:

    If to the Company:

If to Investor:

  Tide Pool Ventures Corporation

  716 Yarmouth Road Suite 210

  Palos Verdes Estates, CA 90274

  Attn: Todd Violette

Each party shall provide notice to the other party of any change in address.

  g. **Successors and Assigns**. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns. Neither the Company nor the Investor shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other. Notwithstanding the foregoing, subject to Section 2(f), the Investor may assign its rights hereunder to any person that purchases Securities in a private transaction from a Investor or to any of its "affiliates," as that term is defined under the 1934 Act, without the consent of the Company.

  h. **Third Party Beneficiaries**. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

  i. **Survival**. The representations and warranties of the Company and the agreements and covenants set forth in this Agreement shall survive the closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Investor. The Company agrees to indemnify and hold harmless the Investor and all its officers, directors, employees and agents for loss or damage arising as a result of or related to any breach or alleged breach by the Company of any of its representations, warranties and covenants set forth in this Agreement, including advancement of expenses as they are incurred.

  j. **Publicity**. The Company and the Investor shall have the right to review a reasonable period of time before issuance of any press releases, SEC, OTCQB or FINRA filings, or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Investor, to make any press release or SEC, OTCQB (or other applicable trading market) or FINRA filings with respect to such transactions as is required by applicable law and regulations (although the Investor shall be consulted by the Company in connection with any such press release prior to its release and shall be provided with a copy thereof and be given an opportunity to comment thereon).

     k.   <u>Further Assurances</u>. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     l.   <u>No Strict Construction</u>. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

     m.   <u>Remedies</u>. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investor by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Agreement will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Agreement, that the Investor shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

     IN WITNESS WHEREOF, the undersigned Investor and the Company have caused this Agreement to be duly executed as of the date first above written.

FERNHILL CORP.,



By: _____

Name: Adam Kovacevic

CEO

TIDE POOL VENTURES CORPORATION

By: _____

Name: Todd Violette

Title: President

THIS CONVERTIBLE PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT FOR DISTRIBUTION AND MAY BE TRANSFERRED OR OTHERWISE DISPOSED OF ONLY IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THIS LEGEND SHALL BE ENDORSED UPON ANY CONVERTIBLE PROMISSORY NOTE ISSUED IN EXCHANGE FOR THIS CONVERTIBLE PROMISSORY NOTE.

FERNHILL CORP.,

ISSUE DATE: JUNE 8, 2017 **$17,500.00**

CONVERTIBLE PROMISSORY NOTE

Due: 1 year from Issuance date

FERNHILL CORP., a Nevada corporation (the "Company"), for value received, hereby promises to pay to **TIDE POOL VENTURES CORPORATION** (the "Holder") on the 8th of June, 2017 (the "Maturity Date"), the principal sum of SEVENTEEN THOUSAND FIVE HUNDRED **DOLLARS ($17,500.00)** in such coin or currency of the United States of America and to pay simple interest on said principal sum at the rate of 10.0% per annum from the date hereof through the Maturity Date. Any accrued and unpaid interest shall be paid on the Maturity Date.

1. **Registered Owner**. The Company may consider and treat the person in whose name this Note shall be registered as the absolute owner thereof for all purposes whatsoever (whether or not this Note shall be overdue) and the Company shall not be affected by any notice to the contrary. Subject to the provisions hereof, the registered owner of this Note shall have the right to transfer it by assignment and the transferee thereof, upon his registration as owner of this Note, shall become vested with all the powers and rights of the transferor. Registration of any new owner shall take place upon presentation of this Note to the Company at its offices together with the Note Assignment Form attached hereto duly executed. In case of transfers by operation of law, the transferee shall notify the Company of such transfer and of his address, and shall submit appropriate evidence regarding the transfer so that this Note may be registered in the name of the transferee. This Note is transferable only on the books of the Company by the Holder on the surrender hereof, duly endorsed. Communications sent to any registered owner shall be effective as against all holders or transferees of this Note not registered at the time of sending the communication. In the event of the assignment of a portion of the principal amount of this Note, the transferee thereof shall not have the right to elect an Optional Conversion (as hereinafter defined) unless the entire remaining principal portion of this Note is converted simultaneously therewith.

2. **Conversion**.

   2.1 **Conversion Right.** The Holder shall have the right from time to time, and at any time during the period commencing 180 days from the Issue Date ("Issue Date" is defined as April 08, 2015) and ending the later of (i) the Maturity Date and (ii) the date of payment of the remaining outstanding principal amount, plus any accrued and unpaid interest of this Note to convert all or any part of the outstanding and unpaid principal amount of this Note into fully paid and non-assessable shares of Common Stock, as such Common Stock exists on the Issue Date, or any shares of capital stock or other securities of the Borrower into which such Common Stock shall hereafter be changed or reclassified at the conversion price (the "**Conversion Price**") determined as provided herein (a "**Conversion**"); provided, however, under no circumstances shall the Holder be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Notes or the unexercised or unconverted portion of any other security of the Borrower subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of Common Stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 9.99% of the outstanding shares of Common Stock. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such provision; provided further, however, that the limitations on conversion may be waived by the Holder upon, at the election of the Holder, with not less than 61 days' prior notice to the Borrower, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Holder, as may be specified in such notice of waiver). The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing the Conversion Amount (as defined below) by the applicable Conversion Price then in effect on the date specified in the notice of conversion, in the form attached hereto as Exhibit A (the "**Notice of Conversion**"), delivered to the Borrower by the Holder in accordance with Section 1.4 below; provided that the Notice of Conversion is submitted by facsimile or e-mail (or by other means resulting in, or reasonably expected to result in, notice) to the Borrower before 5:00 p.m. Pacific Standard Time on such conversion date (the "**Conversion Date**"). The term "**Conversion Amount**" means, with respect to any conversion of this Note, the sum of (1) the principal amount of this Note to be converted in such conversion plus (2) at the Borrower's option, accrued and unpaid interest, if any, on such principal amount at the interest rates provided in this Note to the Conversion Date.

   2.2 **Conversion Price.**

   1. Calculation of Conversion Price. The Conversion Price (the "**Conversion Price**") shall equal the Variable Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower's securities or the securities of any subsidiary of the Borrower, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The "**Variable Conversion Price**" shall mean 35% multiplied by the Market Price (as defined herein) (representing a discount rate of 65%). "**Market Price**" means the average of the lowest three (3) Closing Bids (as defined below) for the Common Stock during the ten (3) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "**Conversion Date**"). "**Trading Price**" means, for any security as of any date, the closing bid price on the Over-the-Counter Bulletin Board (the "**OTCBB**") as reported by a reliable reporting service ("**Reporting Service**") mutually acceptable to Borrower and Holder and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the OTCBB is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Borrower and the holders of a majority in interest of the Notes being converted for which the calculation of the Trading Price is required in order to determine the Conversion Price of such Notes. "**Trading Day**" shall mean any day on which the Common Stock is traded for any period on the OTCBB, or on the principal securities exchange or other securities market on which the Common Stock is then being traded.

2.3 Anti-Dilution Provisions.

2.3.1 **Adjustments for Stock Dividends; Combinations, Etc**. (a) In the event that the Company, at any time or from time to time hereafter, shall (i) declare any dividend or other distribution on its Common Stock payable in Common Stock of the Company or in securities convertible into or exchangeable for Common Stock, including without limitation rights; (ii) effect a subdivision of its outstanding Common Stock into a greater number of shares of Common Stock by reclassification, stock split or otherwise than by payment of a dividend in shares of Common Stock; (iii) effect a combination or consolidation of its outstanding Common Stock into a lesser number of shares of Common Stock by reclassification, reverse split or otherwise; (iv) issue by reclassification, exchange or substitution of its Common Stock any shares of capital stock of the Company; or (v) effect any other transaction having similar effect, then the Holder may convert into the exchangeable securities. The purpose of the adjustment shall be that, in the event of a conversion at any time after the occurrence of any event described in (i) through (v) above, the Holder shall be entitled to receive the shares of Conversion Stock (or other securities) to which such Holder would have been finally entitled, after giving effect to the occurrence of such event, as if such Holder had converted this Note immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 2.3.1 shall become effective immediately after the record date in the case of a dividend or other distribution and shall become effective immediately upon the effective date in the case of a subdivision, combination, reclassification, exchange or substitution. The Corporation shall take no such action with respect to the Common Stock unless the Corporation shall simultaneously reserve out of the authorized, unissued and unreserved shares of common stock a sufficient number of shares of Common Stock to be available for full conversion of the Notes at the new Conversion Price.

2.4 **Reservation of Shares**. The Company will at all times reserve and keep available out of its authorized and unissued Common Stock, solely for issuance and delivery upon conversion of this Note, free of preemptive or rights of purchase, the number of shares of Conversion Stock issuable upon conversion of this Note at the minimum Conversion Price. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid and nonassessable. The initial reserve of shares is 0 which may be increased automatically in the event the initial reserve is exhausted.

2.5 **Fractional Shares**. The Company shall not be required to issue certificates representing fractions of shares, nor shall it be required to issue scrip or pay cash in lieu of fractional interests, it being the intent of the Company and the Holder that all fractional interests shall be eliminated and that all issuances of Common Stock be rounded up to the nearest whole share.

2.6 **Rights of the Holder**. The Holder shall not, by virtue hereof, be entitled to any rights of a shareholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Note.

2.7 **Certificate**. When the Conversion Price is adjusted pursuant to the provisions hereof, the Company shall file with its official corporate records a certificate of its chief financial or accounting officer setting forth in detail the facts requiring such adjustment, the computation thereof and the adjusted Conversion Price, and shall mail a copy of the certificate to the Holder.

2.8 **Failure to Deliver Common Stock Prior to Deadline**. Without in any way limiting the Holder's right to pursue other remedies, including actual damages and/or equitable relief, the parties agree that if delivery of the Common Stock issuable upon conversion of this Note is not delivered by three days from the date of the Notice of Conversion (the "Deadline"), the Borrower shall pay to the Holder $2,000.00 USD per day in cash, for each day beyond the Deadline that the Borrower fails to deliver such Common Stock through willful or deliberate acts on the part of the Borrower. Such cash amount shall be paid to Holder by the fifth day of the month following the month in which it has accrued or, at the option of the Holder (by written notice to the Borrower by the first day of the month following the month in which it has accrued), shall be added to the principal amount of this Note, in which event interest shall accrue thereon in accordance with the terms of this Note and such additional principal amount shall be convertible into Common Stock in accordance with the terms of this Note. The Borrower agrees that the right to convert is a valuable right to the Holder. The damages resulting from a failure, attempt to frustrate, interference with such conversion right are difficult if not impossible to qualify. Accordingly the parties acknowledge that the liquidated damages provision contained in this Section 1.4(g) are justified.

3. **Redemption** The Borrower shall have no right of prepayment.

4. **Defaults**. If any of the following events of default (each, an "Event of Default") shall occur:

4.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Note, whether at maturity, upon acceleration or otherwise.

4.2   Conversion and the Shares. The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens in writing that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Note, fails to transfer or cause its transfer agent to transfer (issue) (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, the Borrower directs its transfer agent not to transfer or delays, impairs, and/or hinders its transfer agent in transferring (or issuing) (electronically or in certificated form) any certificate for shares of Common Stock to be issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note, or fails to remove (or directs its transfer agent not to remove or impairs, delays, and/or hinders its transfer agent from removing) any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Note as and when required by this Note (or makes any written announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any written announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for three (3) business days after the Holder shall have delivered a Notice of Conversion. It is an obligation of the Borrower to remain current in its obligations to its transfer agent. It shall be an event of default of this Note, if a conversion of this Note is delayed, hindered or frustrated due to a balance owed by the Borrower to its transfer agent. If at the option of the Holder, the Holder advances any funds to the Borrower's transfer agent in order to process a conversion, such advanced funds shall be paid by the Borrower to the Holder within forty eight (48) hours of a demand from the Holder.

4.3   Breach of Covenants. The Borrower breaches any material covenant or other material term or condition contained in this Note and any collateral documents including but not limited to the Purchase Agreement and such breach continues for a period of ten (10) days after written notice thereof to the Borrower from the Holder.

4.4   Breach of Representations and Warranties. Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant

hereto or in connection herewith (including, without limitation, the Purchase Agreement), shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Note or the Purchase Agreement.

4.5   Receiver or Trustee. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

4.6   Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

4.7   Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings, voluntary or involuntary, for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

4.8   Delisting of Common Stock. The Borrower shall fail to maintain the listing of the Common Stock on at least one of the OTCQB or an equivalent replacement exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, or the American Stock Exchange.

4.9 Failure to Comply with the Exchange Act (or other Applicable Reporting Standards). The Borrower shall fail to comply with the reporting requirements of the OTC Markets Alternative Reporting Standards and Guidelines; and/or the Borrower shall cease to be subject to the reporting requirements of the OTC Markets or shall have any event occur which OTC Markets would issue a caveat emptor warning regarding the Borrower.

4.10 Liquidation. Any dissolution, liquidation, or winding up of Borrower or any substantial portion of its business.

4.11 Cessation of Operations. Any cessation of operations by Borrower or Borrower admits it is otherwise generally unable to pay its debts as such debts become due, provided, however, that any disclosure of the Borrower's ability to continue as a "going concern" shall not be an admission that the Borrower cannot pay its debts as they become due.

4.12 Maintenance of Assets. The failure by Borrower to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

4.13 Financial Statement Restatement. The restatement of any financial statements filed by the Borrower with the SEC for any date or period from two years prior to the Issue Date of this Note and until this Note is no longer outstanding, if the result of such restatement would, by comparison to the unrestated financial statement, have constituted a material adverse effect on the rights of the Holder with respect to this Note or the Purchase Agreement.

4.14   Reverse Splits. The Borrower effectuates a reverse split of its Common Stock without twenty (20) days prior written notice to the Holder.

4.15   Replacement of Transfer Agent. In the event that the Borrower proposes to replace its transfer agent, the Borrower fails to provide, prior to the effective date of such replacement, a fully executed Irrevocable Transfer Agent Instructions in a form as initially delivered pursuant to the Purchase Agreement (including but not limited to the provision to irrevocably reserve shares of Common Stock in the Reserved Amount) signed by the successor transfer agent to Borrower and the Borrower.

4.16 <u>Cross-Default</u>. Notwithstanding anything to the contrary contained in this Note or the other related or companion documents, a breach or default by the Borrower of any covenant or other term or condition contained in any of the Other Agreements, after the passage of all applicable notice and cure or grace periods, shall, at the option of the Holder, be considered a default under this Note and the Other Agreements, in which event the Holder shall be entitled (but in no event required) to apply all rights and remedies of the Holder under the terms of this Note and the Other Agreements by reason of a default under said Other Agreement or hereunder. "Other Agreements" means, collectively, all agreements and instruments between, among or by: (1) the Borrower, and, or for the benefit of, (2) the Holder and any affiliate of the Holder, including, without limitation, promissory notes; provided, however, the term "Other Agreements" shall not include the related or companion documents to this Note. Each of the loan transactions will be cross-defaulted with each other loan transaction and with all other existing and future debt of Borrower to the Holder

4.17 <u>Default Payment.</u> Upon the occurrence and during the continuation of any Event of Default specified in this Section 4, the Note shall become immediately due and payable and the Borrower shall pay to the Holder, in full satisfaction of its obligations hereunder, an amount equal to (a) the then outstanding principal amount of this Note <u>plus</u> (b) accrued and unpaid interest on the unpaid principal amount of this Note to the date of payment <u>plus</u> (c) Default Interest, if any, on the amounts referred to in clauses (d) and/or (e), multiplied by 150%

5. **Investment Intent**. The Holder, by its acceptance hereof, hereby represents and warrants that this Note is being acquired, and the Conversion Stock issuable upon the conversion of this Note will be acquired, for investment purposes only and without a view to the distribution thereof, and may be transferred only in compliance with the Act. Unless, prior to the conversion of this Note, the issuance of the Conversion Stock has been registered with the Securities and Exchange Commission pursuant to the Act, the Note Conversion Form shall be accompanied by a representation of the Holder to the Company to the effect that such securities are being acquired for investment and not with a view to the distribution thereof, and such other representations and documentation as may be reasonably required by the Company, unless in the opinion of counsel to the Company such representations or other documentation are not necessary to comply with the Act.

6. **Default Rate of Interest; Costs of Collection**. In the event the Company shall default in the payment of this Note when due, then (i) effective with such date of default, the interest rate payable hereunder shall be increased to eighteen percent (18%) per annum and (ii) the Company agrees to pay, in addition to unpaid principal and interest, all the costs and expenses incurred in effecting collection hereunder or enforcing the terms of this Note and the Security Agreement, including reasonable attorneys' fees.

7. **Applicable Law**. This Note is issued under and shall for all purposes be governed by and construed in accordance with the laws of the State of California.

8. **Venue & Jurisdiction.** This Note is construed in accordance with and governed by the laws of the State of California as applied to contracts that are executed and performed entirely in California. Venue shall be for all purposes in Los Angeles, California, except as otherwise expressly required by this Note. Any proceedings to enforce or interpret the terms of this Note or the obligations, duties or rights of the parties contained herein shall be brought before and resolved in the appropriate court, state or federal, of the State of California, County of Los Angeles, and the parties hereby submit to the personal jurisdiction of said court(s) for all such purposes.

9. **Notices**. Any notice required or permitted to be given pursuant to this Note shall be deemed to have been duly given when delivered by hand or sent by certified or registered mail, return receipt requested and postage prepaid, overnight mail or telecopier as follows:

If to the Holder: *If to the Company:*

Tide Pool Ventures Corporation   Fernhill Corp.,

716 Yarmouth Road Suite 210

Palos Verdes Estates, California 90274

Attn: Todd Violette   Attn: Adam Kovacevic, CEO

or at such other address as the Holder or the Company shall designate by notice to the other given in accordance with this Section 8.

10. **Miscellaneous**. This Note constitutes the rights and obligations of the Holder and the Company. No provision of this Note may be modified except by an instrument in writing signed by the party against whom the enforcement of any modification is sought.

The Company shall not take any action that would impair the rights and privileges of the Holder herein or avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times act in good faith to assist in carrying out the provisions of this Note, including the Conversion rights provided in paragraph 3 herein and will take all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder of the Note.

The waiver by the Holder of a breach of any provision of this Note shall not operate or be construed as a waiver of any subsequent breach.

If any provision, or part thereof, of this Note shall be held to be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any way affect or render invalid or unenforceable any other provisions of this Note and this Note shall be carried out as if such invalid or unenforceable provision, or part thereof, had been reformed, and any court of competent jurisdiction is authorized to so reform such invalid or unenforceable provision, or part thereof, so that it would be valid, legal and enforceable to the fullest extent permitted by applicable law.

In no event shall the rate of interest payable hereunder exceed the maximum rate permitted by applicable law.

No provision of this Note shall alter or impair the absolute and unconditional obligation of the Company to pay the principal of, and interest on, this Note in accordance with the provisions hereof.

The Company agrees that irreparable damage would occur in the event that any of the provisions of this Note were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except with respect to the payment of the amounts due hereunder, the Holder of this Note shall be entitled to swift specific performance, injunctive relief or other equitable remedies to prevent or cure breaches of the provisions of this Note and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the Holder may be entitled under this Note.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.

BY: FERNHILL CORP.,



Adam Kovacevic, CEO

FERNHILL CORP.,

CONVERTIBLE PROMISSORY NOTE

NOTICE OF CONVERSION

The undersigned hereby elects to convert $_____ principal amount of the Note (defined below) into that number of shares of Common Stock to be issued pursuant to the conversion of the Note ("Common Stock") as set forth below, of **FRESH PROMIS FOODS, INC.,** a Nevada corporation (the "Borrower") according to the conditions of the convertible note of the Borrower dated as of June 8, 2017, (the "Note"), as of the date written below. No fee will be charged to the Holder for any conversion, except for transfer taxes, if any.

Box Checked as to applicable instructions (DWAC Transfer shall apply only if Borrower is DWAC eligible):

[ ]   The Borrower shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee with DTC through its Deposit Withdrawal Agent Commission system ("DWAC Transfer").

Name of DTC Prime Broker:

Account Number:

[ ]   The undersigned hereby requests that the Borrower issue a certificate or certificates for the number of shares of Common Stock set forth below (which numbers are based on the Holder's calculation attached hereto) in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

_____

_____

_____

_____

Date of Conversion: _____

Applicable Conversion Price: _____ (USD)

Number of Shares of Common Stock to be Issued Pursuant to Conversion

of the Note: _____

Amount of Principal Balance Due

remaining under the Note after this conversion: _____

Tide   Pool   Ventures   Corporation,   LLC

By:_____

_____ Name:

Title:

Date: _____

UNANIMOUS WRITTEN CONSENT OF DIRECTORS
OF FERNHILL CORP.,

THE UNDERSIGNED, being all the members of the Board of Directors of Fernhill Corp., a Nevada corporation (the "Corporation"), in order to obviate the necessity of holding a meeting, hereby waive the calling and holding of a meeting of the Board of Directors of the Corporation and approve the following resolutions by unanimous vote of all the members of the Board of Directors of the Corporation, and direct that the same be filed with the records of the Corporation:

WHEREAS, the Corporation is and will be in the future in need of funds and it is in the best interests of this Corporation to raise funds by selling and issuing its securities described herein;

NOW, THEREFORE, BE IT RESOLVED, that the Corporation is authorized to execute the acknowledgement to the Securities Purchase Agreement and Convertible Promissory Note between Tide Pool Ventures Corporation ("Tide Pool or "Purchaser") whereby Tide Pool is acquiring an obligation for the repayment of $17,500.00 at 10% interest or applicable conversion rights of the debt due by the Corporation and issuing Convertible Promissory Note to Tide Pool in the principal amount of $17,500;

FURTHER RESOLVED, that the Officer of this Corporation be and hereby is authorized and directed to execute and deliver the aforementioned Securities Purchase Agreement and Convertible Promissory Note relative to the principal amount of $17,500 in such form, substance and content as may be necessary, said Officer's execution and delivery thereof on behalf of this Corporation to be conclusive evidence of said Officer's approval; and

FURTHER RESOLVED, that the Officer of this Corporation be and hereby is authorized and directed to execute and deliver the aforementioned Transaction Documents to the Purchaser in such form, substance and content as may be necessary, said Officer's execution and delivery thereof on behalf of this Corporation to be conclusive evidence of said Officer's approval; and

FURTHER RESOLVED, that the Officer is hereby authorized to do such further acts and things and execute any and all documents and instruments, both original and amendatory, of every kind and character on behalf of the Corporation as may be necessary or appropriate, in said Officer's judgment, to carry out the terms of the aforementioned Transaction Documents and carry out the purpose of these Resolutions; and

FURTHER RESOLVED, that any indebtedness heretofore contracted and any contracts, agreements or notes heretofore made with Purchaser on behalf of this Corporation and all acts of the Officer or of other officers or agents of this Corporation in connection with such indebtedness or such contracts, agreements or notes are hereby ratified and confirmed; and

FURTHER RESOLVED, that in express contemplation of action by the Purchaser in reliance hereon, the Secretary of this Corporation be and is hereby authorized and empowered to certify to the Purchaser(s) a copy of these Resolutions, and that the Purchaser(s) may consider the Officer to continue in office and these Resolutions to remain in full force and effect until written notice to the contrary shall be received by the Purchase from this Board of Directors; and

FURTHER RESOLVED, that the issuance of the Note and the shares underlying the Note is authorized and approved; and

FURTHER RESOLVED, that the issuance of the Convertible Promissory Note and the shares underlying the Convertible Promissory Note being acquired by the Purchaser were duly authorized and approved and are hereby further ratified and confirmed; and

FURTHER RESOLVED, that the shares of common stock underlying the Convertible Promissory Note when issued upon conversion of the Convertible Promissory Note, shall be fully paid, validly issued and non-assessable; and

FURTHER RESOLVED, that the Corporation reserve from its authorized and unissued shares of Common Stock 175,000,000 shares of its Common Stock, and in the event such shares are insufficient to cover the full conversion of the Convertible Promissory Note, the Board hereby authorizes the issuance of such additional shares of Common Stock to allow Purchaser to convert the full amount of the Convertible Promissory Note.

This Unanimous Written Consent of Directors may be executed in any number of counterparts, and it shall not be necessary that the signatures of all Directors be contained on any one counterpart hereof, each counterpart shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, we have caused this instrument to be duly executed this 8th day of June 2017.



_____, Director



CHASE ⬡

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███████████ 000000556038987

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CUSTOMER SERVICE INFORMATION

Web site:	██████
Service Center:	██████████
Deaf and Hard of Hearing:	1-800-242-7383
Para Espanol:	1-888-622-4273
International Calls:	1-713-262-1679

████████████████████████

TIDE POOL VENTURES CORPORATION
716 YARMOUTH RD STE 210
PALOS VERDES ESTATES CA 90274-2669



0041230020100000000022

Chase Performance Business Checking ᔆᴹ is changing

We appreciate your business and want to make sure you know about changes we're making to Chase Performance Business Checking.

On August 27, 2017, the Monthly Service Fee for Chase Performance Business Checking will increase to $30.

██
██ ██ █ ██████
████████████████████████████████

████████████ will:
- No longer pay a fee to receive international and domestic wires.
- Be able to make unlimited electronic deposits and up to 250 other kinds of deposits at no additional cost. There will still be a $.40 fee for each non-electronic deposit once you exceed 250.

All other features of your account remain the same. If you have any questions, please call the number on your statement.

███

CHECKING SUMMARY | Chase Performance Business Checking

	INSTANCES		AMOUNT
██████████		█████████	
████████████	2	██████	
███████████████	7	█████	
█████████████	26	██████	
████	1	██████	
██████████	█	███████	





CHASE

June 01, 2017 through June 30, 2017
Account Number: 000000556038987

DEPOSITS AND ADDITIONS

DATE	DESCRIPTION	AMOUNT
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
Total Deposits and Additions		[redacted]

ATM & DEBIT CARD WITHDRAWALS

DATE	DESCRIPTION	AMOUNT
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
Total ATM & Debit Card Withdrawals		[redacted]

ATM & DEBIT CARD SUMMARY

Todd A Violette Card 1796

Total ATM Withdrawals & Debits	[redacted]
Total Card Purchases	[redacted]
[redacted]	[redacted]

ATM & Debit Card Totals

Total ATM Withdrawals & Debits	[redacted]
Total Card Purchases	[redacted]
Total Card Deposits & Credits	[redacted]

ELECTRONIC WITHDRAWALS

DATE	DESCRIPTION	AMOUNT
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
06/09	06/09 Online Wire Transfer Via: US Bank Arizona/122105155 A/C: Fernhill Corp Fountain Hills AZ 85268 US Ref:/Bnf/Loan Imad: 0609B1Qgc05C002044 Trn: 4846300159Es	17,500.00
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]

ELECTRONIC WITHDRAWALS *(continued)*

DATE	DESCRIPTION	AMOUNT
██	████████████████████████████	██
██	██████ ████ ████ ████████████	██
██	████████████████████████████	██
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██	████████████████████████████	██
██	██████ ████ ████████ ████████████	██
██	██████████████████████████████████	██
██	████████████████████████████	██
██	██████████████████████████████	██
██	████████████████████████████████████	██
██	██████████████████████████████████	██
██	████████████████████ ████████████	██
06/	████████████████████████	██
Total Electronic Withdrawals		██

FEES

DATE	DESCRIPTION	AMOUNT
06/05	Service Charges For The Month of May	██
Total Fees		██

██ .

DAILY ENDING BALANCE

DATE	AMOUNT	DATE	AMOUNT	DATE	AMOUNT
██	██	██	██	██	██
██	██	██	██	██	██
██	██	██	██	██	██
██	██	██	██	██	██
██	██	██	██	██	██
██	██	██	██		

SERVICE CHARGE SUMMARY

Maintenance Fee	$0.00	Waived by checking and relationship balances
Excess Product Fees	$0.00	
Other Service Charges	██	
Total Service Charges	██	██ be assessed on 7/6/17





CHASE

SERVICE CHARGE SUMMARY *(continued)*

TRANSACTIONS FOR SERVICE FEE CALCULATION	NUMBER OF TRANSACTIONS
Checks Paid / Debits	[redacted]
Deposits / Credits	[redacted]
Deposited Items	0
Total Transactions	[redacted]

SERVICE CHARGE DETAIL

DESCRIPTION	VOLUME	ALLOWED	CHARGED	PRICE/ UNIT	TOTAL
Your Product Includes:					
ACCOUNT 000000556038987					
[redacted]	[redacted]			[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Subtotal					**$25.00**
Other Fees					
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	2	25	0	[redacted]	[redacted]
Total Service Charge (Will be assessed on 7/6/17)					**$200.00**
ACCOUNT 000000556038987					
Transactions	[redacted]				
[redacted]	[redacted]				
[redacted]	[redacted]				
[redacted]	[redacted]				
[redacted]	[redacted]				
[redacted]	[redacted]				

IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR ELECTRONIC FUNDS TRANSFERS: Call or write us at the phone number or address on the front of this statement (non-personal accounts contact Customer Service) if you think your statement or receipt is incorrect or if you need more information about a transfer listed on the statement or receipt.We must hear from you no later than 60 days after we sent you the FIRST statement on which the problem or error appeared. Be prepared to give us the following information:

- Your name and account number
- The dollar amount of the suspected error
- A description of the error or transfer you are unsure of, why you believe it is an error, or why you need more information.

We will investigate your complaint and will correct any error promptly. If we take more than 10 business days (or 20 business days for new accounts) to do this, we will credit your account for the amount you think is in error so that you will have use of the money during the time it takes us to complete our investigation

IN CASE OF ERRORS OR QUESTIONS ABOUT NON-ELECTRONIC TRANSACTIONS: Contact the bank immediately if your statement is incorrect or if you need more information about any non-electronic transactions (checks or deposits) on this statement. If any such error appears, you must notify the bank in writing no later than 30 days after the statement was made available to you. For more complete details, see the Account Rules and Regulations or other applicable account agreement that governs your account.

EQUAL HOUSING LENDER **JPMorgan Chase Bank, N.A. Member FDIC**

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")

Annual Financial Statements and Footnotes
For the years ended December 31, 2017 and 2016
(Unaudited)

Fernhill Corporation
Balance Sheets
(unaudited)

		December 31, 2017		December 31, 2016
Assets				
Current assets				
Cash	$	29,068	$	(137)
Inventory		510		-
Total current assets	$	29,578	$	(137)
Other assets				
Loan to shareholder		-		1,492
Prepaid		2,500		-
Fixed assets		35,519		-
Goodwill *[note 4]*		132,653		-
Investment in mining property *[note 5]*		-		250,000
Total other assets	$	170,672	$	251,492
Total assets	$	200,250	$	251,355
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities including interest *[notes 6-8]*	$	137,135	$	37,860
Shareholder advance		-		-
Loan/advance		-		3,170
Total current liabilities	$	137,135	$	41,030
Other liabilities *[notes 6-8]*				
Obligation due to related party	$	38,000	$	48,000
Notes payable		-		7,490
Agreement payable		30,000		40,000
Demand note payable		78,371		50,386
Convertible notes, net of discount		34,850		-
Debt assumed on acquisition *[note 4]*		155,835		-
Total other liabilities	$	337,056	$	145,876
Total liabilities	$	474,191	$	186,907
Stockholders' equity *[note 9]*				
Common stock	$	100,534	$	34,256
Preferred shares		100		-
Additional paid-in capital		9,395,322		9,336,981
Accumulated deficit		(9,990,567)		(9,527,459)
Accumulated other comprehensive income		220,670		220,670
Total stockholders' equity	$	(273,941)	$	64,448
Total liabilities and stockholders' equity	$	200,250	$	251,355

The accompanying notes are an integral part of these financial statements.

Fernhill Corporation
Statements of Operations
(unaudited)

		For the years ended December 31,		
		2017		**2016**
Revenue	$	-	$	-
Operating Expenses				
Professional fees	$	51,328	$	2,550
General and administrative		31,934		-
Executive compensation		82,400		-
Research and development		23,164		-
Write off investment in mining property *[note 5]*		250,000		-
Total operating expenses	$	438,826	$	2,550
Net loss from operations	$	(438,826)	$	(2,550)
Other income (expense)				
Interest expense	$	(21,479)	$	(3,134)
Other income (expense)		(2,802)		-
Total other income (expense)	$	(24,281)	$	(3,134)
Net loss before income taxes	$	(463,107)	$	(5,684)
Provision for income tax	$	-	$	-
Net income (loss) for the period	$	(463,107)	$	(5,684)
Basic and diluted (loss) per common share	$	-	$	-
Weighted average number of common shares		589,211,437		342,559,216

The accompanying notes are an integral part of these financial statements.

Fernhill Corporation
Statements of Cash Flows
(unaudited)

		For the years ended December 31,		
		2017		**2016**
Operating activities				
Net income (loss)	$	(463,107)	$	(16,473)
Adjustments to reconcile net loss to net cash used in operating activities:				
Gain on debt extinguishment		-		(1,053)
Amortization of debt discount		15,350		-
Write off of investment in mining property *[note 5]*		250,000		-
Shares issued for executive compensation		20,000		-
Shares issued for services		8,100		-
Depreciation		1,382		-
Changes in non-cash operating working capital:				
Increase in Inventory		(510)		-
Loan to shareholder		1,492		-
Loan/advance		(3,170)		3,170
Decrease in prepaid expenses		(2,500)		-
Increase in accounts payable and accrued liabilities including interest		108,552		12,542
Net cash used in operating activities	$	(64,411)	$	(1,814)
Financing activities				
Proceeds from convertible debentures	$	62,000	$	-
Proceeds from notes payable *[note 9]*		-		670
Proceeds of demand notes payable *[note 7]*		41,616		1,053
Repayment of demand notes payable *[note 7]*		(10,000)		-
Net cash provided by financing activities	$	93,616	$	1,723
Net increase (decrease) in cash and cash equivalents	$	29,205	$	(91)
Cash and cash equivalents - beginning of period	$	(137)	$	(46)
Cash and cash equivalents - end of period	$	29,068	$	(137)
Supplemental disclosure of cash flow information:				
Cash paid for:				
Taxes	$	-	$	-
Interest	$	-	$	-
Non-cash investing and financing activities:				
Shares issued for debt conversion		390,597,401		-
Shares returned to treasury		-		-

The accompanying notes are an integral part of these financial statements.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The interim financial statements of Fernhill Corporation (formerly "Global Gold Corporation") (the "Company") have been prepared by management and are unaudited. In the opinion of management, these financial statements reflect all adjustments of a normal recurring nature necessary for a fair presentation of the results for the interim periods presented.

Basis of Presentation

The Company has not generated significant revenues from operations. There is no bankruptcy, receivership or similar proceeding against the Company.

These unaudited financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Certain information of footnotes disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations or cash flows. It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial presentation.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern," which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company's ability to continue as a "going concern." The Company has accumulated a deficit of approximately $9,990,567 for the period from inception, April 7, 1997, through December 31, 2017, has a liquidity problem and requires additional financing and/or sales in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.

The Company's ability survive will depend on numerous factors, including, but not limited to, the Company's receiving continued financial support, completing public equity financing or generating profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a going concern. While management believes that the actions taken or planned will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a going concern, the substantial adjustments would be necessary to carrying values of the assets, the reported amounts of its liabilities, the reported revenue and expenses, and the balance sheet classifications used.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers highly liquid financial instruments purchased with a maturity of three month or less to be cash equivalents.

Per Share Data

Net loss per common share is computer by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, "Earnings per Share." Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Revenue Recognition

The Company recognizes revenue on an accrual basis. Revenue is general realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists between the Company and its customers; 2) services have been rendered; 3) the price to the customer is fixed or determinable; and 4) collectability is reasonably assured.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, prepaid expenses and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Level 1: The preferred inputs to valuation efforts are "quoted prices in active markets for identical assets or liabilities," with the caveat that the reporting entity must have access to that market. Information at this level is based on direct observations of transactions involving the same assets and liabilities, not assumptions, and thus offers superior reliability. However, relatively few items, especially physical assets, actually trade in active markets.

Level 2: FASB acknowledged that active markets for identical assets and liabilities are relatively uncommon and, even when they do exist, they may be too thin to provide reliable information. To deal with this shortage of direct data, the board provided a second level of inputs that can be applied in three, situations.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (continued)

Level 3: If inputs from levels 1 and 2 are not available, FASB acknowledges that fair value measures of many assets and liabilities are less precise. The board describes Level 3 inputs as "unobservable," and limits their use by saying they "shall be used to measure fair value to the extent that observable inputs are not available." This category allows "for situations in which there is little, if any, market activity for the asset or liability at the measurement date". Earlier in the standard, FASB explains that "observable inputs" are gathered from sources other than the reporting company and that they are expected to reflect assumptions made by market participants.

Stock-Based Compensation

The Company records stock based compensation in accordance with the guidance in ASC Topic 505 and 718 which requires the Company to recognize expenses related to the fair value of its employee stock option awards. This eliminates accounting for share-based compensation transactions using the intrinsic value and requires instead that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with FASB ASC 718-10 and the conclusions reached by the FASB ASC 505-50. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by FASB ASC 505-50.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements through the filing date and believes that none of them will have a material effect on the Company's financial statements.

NOTE 4 – PURCHASE AGREEMENT

On June 30, 2017, the Company entered into a purchase agreement pursuant to which the Company purchased 100% of Worldwide Sun LLC ("Worldwide") from a related party. Worldwide is a developer of solar power technology and various uses of the solar power technology. The terms of the agreement are as follows:

- ∞ The Company assumed a series of promissory notes which Worldwide owes to a related party in the principal amount of $165,835, and which accrue interest at 8% per annum. The Company has assumed all liability for such promissory notes and has granted a security instrument collateralized by all the assets of the Company.
- ∞ The Company acquired $36,901 in fixed assets
- ∞ The Company further agreed to issue the related party 37,193,942 common shares. The shares were valued at par value for a total of $3,719. The shares were issued in August 2017.
- ∞ The Company shall make a best effort to raise $2,000,000 in funds for the operation of Worldwide within 12 months of the agreement. Failing such effort, the related party can unilaterally terminate the agreement by returning any shares received by reason of the agreement and releasing the security for the promissory notes and by the Company returning all trade secrets and related technology of any sort or kind it acquires and transferring back to the related party its membership interests in Worldwide.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 5 – ASSET IMPAIRMENT

On June 5, 2017, the Company received written confirmation that its previously acquired Golden Mountain property claims, have expired. As of December 31, 2017, the Company expensed the carrying value in the amount of $250,000 and has no further obligations associated with these property claims.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES INCLUDING INTEREST

The Company is reviewing the balance of accounts payable and accrued interest and endeavoring to locate related documents and evidence to support this balance. If the Company is unable to find such support for this balance, the Company may reduce this balance or write off.

NOTE 7 – NOTES PAYABLE RELATED PARTY

As of December 31, 2017, the following obligation due to related party is outstanding with an 8% per annum interest rate, and is convertible into common shares at par value:

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
10/15/2015	8%	$48,000	$38,000	$9,009	$47,009

During the year ended December 31, 2017, the Company issued 35,714,285 shares of common stock in exchange for settlement of $10,000 of principal.

NOTE 8 – NOTES PAYABLE

As of September 30, 2017, the Company issued 4,883,116 shares of its common stock for full settlement of its note payable and accrued interest in the amount of $9,400.

NOTE 9 – AGREEMENT PAYABLE

As of December 31, 2017, the following agreement payable is outstanding, which bears an 8% per annum interest rate and is convertible into common shares at par value:

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
7/1/2015	8%	$40,000	$30,000	$8,350	$38,350

During the year ended December 31, 2017, the Company issued 10,000,000 shares of common stock in exchange for settlement of $10,000 of principal.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 10 – DEMAND NOTES PAYABLE

As of December 31, 2017, the following notes payable are due on demand.

1. The note below bears an 8% per annum interest rate and is convertible into common shares at par value. During the year ended December, 2017, $20,000 of the outstanding note was assigned to the holder of the second demand note.

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
01/31/2011	8%	$82,000	$32,754	$4,988	$37,742

During the year ended December 31, 2017, the Company issued 125,000,000 shares of common stock in exchange for settlement of $10,000 of principal.

2. The notes below were assumed from the holder of the above demand note and may be converted at the election of the holder at par value.

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
01/31/2011	8%	$10,000	$0	$0	$0

During the year ended December 31, 2017, the Company issued 100,000,000 shares of common stock in exchange for settlement of $10,000 of principal at par value.

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
01/31/2011	8%	$10,000	$0	$0	$0

During the year ended December 31, 2017, the Company issued 45,000,000 shares of common stock in exchange for settlement of $4,500 of principal. The principal balance of $5,500 was assigned to a third party.

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
01/31/2011	8%	$5,500	$0	$0	$0

During the year ended December 31, 2017, the Company issued 70,000,000 shares of common stock in exchange for settlement of $5,500 of principal.

NOTE 10 – DEMAND NOTES PAYABLE (CONTINUED)

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
01/27/2017	10%	$15,000	$15,116	$1,441	$16,557
05/16/2017	10%	$9,000	$9,000	$576	$9,576
06/08/2017	10%	$17,500	$17,500	$1,004	$18,504

NOTE 11 – CONVERTIBLE DEBT

1. As of December 31, 2017 the following convertible notes payable is outstanding, which bears an 9.875% per annum interest rate and is convertible into common shares at a rate of 50% discount to the last trading price or volume weighted average bid price for the past 30 days. The loan is due in one year.

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
08/30/2017	9.875%	$12,500	$12,500	$416	$12,916
08/30/2017	9.875%	$12,500	$12,500	$416	$12,916

2. As of December 31, 2017 the following convertible notes payable is outstanding, which bears an 10% per annum interest rate and is convertible into common shares at anytime from the period commencing 180 days from the issue date at a rate of 65% discount to the average of the lowest three closing bids for the ten day period ending one trading day prior to the date of the conversion notice. The loan is due in one year.

Issue Date	Interest Rate	Original Principal	Current Principal Balance	Accrued Interest	Total Principal and Interest
08/01/2017	10%	$10,000	$10,000	$416	$10,416
08/29/2017	10%	$7,500	$7,500	$255	$7,755
12/28/2017	10%	$19,500	$19,500	$16	$19,516

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 12 – STOCKHOLDERS' EQUITY

Common stock:

The Company is authorized to issue 2,010,000,000 shares of stock, with a par value of $0.0001, of which 10,000,000 are designated as preferred stock. There were 1,005,350,559 common shares issued and outstanding as of December 31, 2017. In 2017, 30,000,000 million shares were returned to treasury and cancelled and are available for issuance.

During the year ended December 31, 2017, the Company changed the par value used on prior common stock transactions from $0.001 to $0.0001. The common stock and additional paid-in capital were adjusted during the quarter to reflect the current par value of $0.0001 and the December 31, 2016 common stock and additional paid-in-capital were restated, accordingly.

On February 27th 2017 the Issuer had 30,000,000 shares of its common stock returned to the company and $9,000.00 USD was returned to the original December 14, 2015 promissory note.

On April 18th 2017 the Issuer issued an aggregate of 1,000,000 shares of its restricted preferred "a" stock to Kiran Kurien.

On May 16th 2017 the Issuer issued an aggregate of 30,000,000 shares of its common stock upon conversion of a promissory note in the amount of $3,000.

On May 26th 2017 the Issuer issued an aggregate of 5,000,000 shares of its restricted common stock pursuant to a service agreement with an investor relations service.

On June 5th 2017 the Issuer issued an aggregate of 4,883,116 shares of its common stock upon conversion of a promissory note in the amount of $9,400.

On June 12th 2017 the Issuer issued an aggregate of 30,000,000 shares of its common stock upon conversion of a promissory note in the amount of $3,000.

On July 24th 2017 the Issuer issued an aggregate of 10,000,000 shares of its common stock upon conversion of a promissory note in the amount of $10,000.

On August 21st 2017 the Issuer issued an aggregate of 100,000,000 shares of its restricted common stock to Adam Kovacevic.

On August 21st 2017 the Issuer issued an aggregate of 100,000,000 shares of its restricted common stock to Donald Walker.

On August 21st 2017 the Issuer issued an aggregate of 60,000,000 shares of its restricted common stock pursuant to a service agreement with a development engineering firm.

On August 21st 2017 the Issuer issued an aggregate of 37,193,942 shares of its restricted common stock as consideration on a stock for stock exchange.

On August 28th 2017 the Issuer issued an aggregate of 62,500,000 shares of its common stock upon conversion of a promissory note in the amount of $5,000.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 12 – STOCKHOLDERS' EQUITY (CONTINUED)

On August 28th 2017 the Issuer issued an aggregate of 62,500,000 shares of its common stock upon conversion of a promissory note in the amount of $5,000.

On September 6, 2017 the Issuer issued an aggregate of 40,000,000 shares of its common stock upon conversion of a promissory note in the amount of $4,000.

On October 4, 2017 the Issuer issued an aggregate of 45,000,000 shares of its common stock upon conversion of a promissory note in the amount of $4,500.

On October 26, 2017 the Issuer issued an aggregate of 35,714,285 shares of its common stock upon conversion of a promissory note in the amount of $10,000.

On December 11, 2017, the Company converted a total of $5,500 of the outstanding balance (principal plus accrued interest) of a demand note (see note 11) into common stock by issuing 70,000,000 shares.

Preferred stock

The Company is authorized to issue 10,000,000 shares of preferred stock, with a par value of $0.0001.

On April 18, 2017, the Company issued 1,000,000 restricted Series A preferred shares to a related party.

NOTE 13 – CREATION OF SUBSIDIARIES

On June 26, 2017, the Company announced the integration of two new wholly owned subsidiaries.

The first wholly owned subsidiary, (Fern Energy Inc.) is a Nevada registered corporation that will focus on partnerships and acquisitions in the off-grid energy sector. These potential targets may include, but are not limited to: power management, storage solutions, solar generations, and bio energy.

The subsequent subsidiary (Fern Technology Inc.) is also a Nevada registered corporation that will focus on partnerships and acquisitions in the technology space. Fern Technology Inc. will exploit new innovative products or platforms while being poised for future growth.

NOTE 14 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company recorded executive compensation payable to its officers and directors in the aggregate amount of $82,400, of which $20,000 was paid with 200,000,000 shares of common stock during the period. As of December 31, 2017, the Company has accrued a total of $62,400 as accrued compensation owed to related parties.

NOTE 15 – SUBSEQUENT EVENTS

On December 14, 2017, the Company received a purchase order valued at $400,000 to design and build an off-grid backup power supply system for bitcoin mining. The initial presented purchase order will consist of 10 units with a budgeted cost of $40,000 per unit. As of December 31, 2017, no revenues were recognized related to the purchase order. During 2018, the Company is doing testing and plans to deliver the units when they are complete and revenue will be recorded when earned.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 16 – RISKS RELATED TO OUR SECURITIES AND THE OVER THE COUNTER MARKET

Trading on the Pink Sheets may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Trading in stock quoted on the Pink Sheets, or any other over the counter venues, if often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations and business prospects. This volatility could depress the market price for our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like Amex. Accordingly, shareholders may have difficultly reselling any of their shares.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC's penny stock regulations and FINRA's sales practice requirements, which may limit a stockholder's ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term accredited investor refers generally to institutions with assets in excess of $5,000,000 of individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the bbroker0dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject tot these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the penny stock rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must maker reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 16 – RISKS RELATED TO OUR SECURITIES AND THE OVER THE COUNTER MARKET (CONTINUED)

Rule 144 sales in the future may have a depressive effect on our stock price as an increase in supply of shares for sale, with no corresponding increase in demand will cause prices to fall.

All of the outstanding shares of common stock held by the present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who is an affiliate or officer or director who has held restricted securities for sic months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock. There is not limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 16 – RISKS RELATED TO OUR SECURITIES AND THE OVER THE COUNTER MARKET (CONTINUED)

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results.

It may be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal auditing and other finance staff in order to develop and implement appropriate additional internal controls, processes and reporting procedures.

If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting and, furnish a report by our management on our internal controls over financial reporting. We have begun the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While our management is expending significant resources in an effort to complete this important project, there can be no assurance that we will be able to achieve our objective on a timely basis. Failure to achieve and maintain an effective internal control environment or complete our Section 404 certifications could have a material adverse effect on our stock price.

In addition, in connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover ""material weaknesses" in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financials statements will not be prevented or detected. The PCAOB defines "significant deficiency" as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

In the event that a material weakness is identified, we will employ qualified personnel and adopt and implement policies and procedures to address any material weaknesses that we identify. However, the process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we will take will remediate any material weaknesses that we may identify or that we will implement and maintain adequate controls over our financial process and reporting in the future.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 16 – RISKS RELATED TO OUR SECURITIES AND THE OVER THE COUNTER MARKET (CONTINUED)

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results. (Continued)

Any failure to complete our assessment of our internal control over financial reporting, to remediate any material weaknesses that we may identify or to implement new or improved controls, or difficulties encountered in their implementations, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of the periodic management evaluations of our internal controls and, in the case of a failure to remediate any material weaknesses that we may identify, would adversely affect the annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that are required under Section 404 of the Sarbanes-Oxley Act. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We do not intend to pay dividends.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends. The declaration, payment and amount of any future dividends will be made at thee discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are rapid, there is no assurance with respect to the amount of any such dividend.

Volatility in our common share price may subject us to securities litigation, thereby diverting our resources that may have a material effect on our profitability and results of operations.

As discussed in the preceding risk factors, the market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile that an a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

If we are unable to continue as a going concern, investors may face a complete loss of their investment.

The independent auditor's report on out financial statements contains explanatory language that substantial doubt exists about our ability to continue as a going concern. The report states that we depend on the continued contributions of our executive officers to work effectively as a team, to execute our business strategy and to management our business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to obtain sufficient financing in the near term or achieve profitability, then we would, in all likelihood, experience severe liquidity problems and may have to curtail our operations. If we curtail our operations, we may be placed into bankruptcy or undergo liquidation, the result of which will adversely affect the value of our common shares.

FERNHILL CORPORATION
(Formerly "Global Gold Corp.")
Notes to Condensed Consolidated Unaudited Financial Statements
For the Years Ended December 31, 2017 and 2016

NOTE 16 – RISKS RELATED TO OUR SECURITIES AND THE OVER THE COUNTER MARKET (CONTINUED)

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management team.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

NOTE 17 – OTHER RISKS

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.